FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 18, 2016, announcing of Avanti Selecting Gilat’s X-Architecture to Enhance Reach and Resilience of EE’s LTE Network in the UK

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 8, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Avanti Selects Gilat’s X-Architecture to Enhance Reach and
Resilience of EE’s LTE Network in the UK

 Gilat’s Capricorn VSAT, now enhanced with Mobile-Edge Computing
(MEC), is a disruptive technology that will propel cellular-backhaul-over-
satellite into the mainstream

Petah Tikva, Israel, August 8, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Avanti Communications Group plc (“Avanti”) has selected Gilat’s one-platform/ multiple-application X-Architecture and its MEC-enabled Capricorn VSAT. The announcement relates to Avanti’s contract to supply EE with satellite capacity for 4G cellular backhaul across the UK.

Gilat's MEC-enabled SkyEdge II-c Capricorn is a technological game-changer, enabling Mobile Network Operators (MNOs) to deliver true LTE-over-satellite performance. With this network, EE will be able to provide dedicated voice, data and video services at high speeds using satellite backhaul. Gilat VSATs will be deployed at fixed and portable sites throughout the UK later this year.

Mansoor Hanif, Director of Radio Access Networks at EE, said:

“This world class cellular backhaul over satellite solution will play a key part in enhancing our 4G network resilience and helping us to extend the network even further into rural areas as we carry on our journey to cover 95% of the UK landmass.”

"EE’s 4G network requires the highest levels of network quality and flexibility. Avanti’s Ka-band satellite fleet is able to provide this for EE across every part of the UK,” stated David Williams, Chief Executive Officer of Avanti. “Gilat’s innovative architecture and platform complement our satellite backhaul services, and provide value to EE and, ultimately, its customers.”

“We are proud to have been selected by Avanti and EE for their LTE network over satellite,” said Michal Aharonov, VP Global Accounts & Telecom Services at Gilat. “This deal testifies to our industry leadership in cellular backhaul.”

"The MEC-enabled Capricorn provides the highest data and encryption rates on the market, maintaining IPSec data security at unprecedented speeds without packet loss under fade conditions," explained Hagay Katz, Head of the VSAT Line of Business at Gilat. “It is a flexible solution that will allow us to quickly deploy a wide range of applications in the future.”

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net